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                   The Italy Fund Inc. Announces Tender Offer


Business Editors


NEW YORK - PR Newswire - May 10, 2001 - The Board of Directors of The Italy Fund Inc. (NYSE: ITA) approved yesterday a tender offer expected to be conducted during June and July of this year as part of the efforts of the Board of Directors and Management of the Fund to enhance shareholder value.

Under the terms approved by the Fund's Board, the Fund will, pursuant to due notification, commence a tender offer for up to 1,691,573 shares, which represents 25% of its issued and outstanding shares of common stock. The offer will be for cash at a price equal to 95% of the net asset value ("NAV") per share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market in which the shares are traded, on the day after the date the offer expires. The terms and conditions of the offer will be set forth in the Fund's Offer to Purchase and the related Letter of Transmittal.

The Italy Fund Inc., a non-diversified investment company, is managed by Smith Barney Fund Management LLC, a wholly owned subsidiary of Salomon Smith Barney Holdings Inc., and is listed on the New York Stock Exchange under the symbol "ITA."


Contact:  Brenda Grandell
          Director, Closed-End Funds
          212.783.3471